CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – MAY 8, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.5875 (fifty-eight and three quarter cents). The dividend will be payable on July 3, 2025 to shareholders of record at the close of business on June 13, 2025.
As previously announced, in March 2025 the Board of Directors increased the quarterly dividend by 4% per common share. Canadian Natural's growing and sustainable dividend demonstrates the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base. The Company's leading track record of growing and sustainable dividend continues, with 2025 being the 25th consecutive year of dividend increases with a compound annual growth rate ("CAGR") of 21% over that time.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.